DISCLOSURE REPORTING PAGE (NRSRO)

This Disclosure Reporting Page (DRP) is to be used to provide information concerning affirmative responses to **Item 8** of Form NRSRO.

Submit a separate DRP for each person that: (a) has committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, has been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or has been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934; (b) has been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or has been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction; or (c) is subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO.

Name of Applicant/NRSRO	Date
Kroll Bond Rating Agency, LLC	7/19/2024

Check Item being responded to:

☑ Item 8A

☐ Item 8B

☐ Item 8C

Full name of the person for whom this DRP is being submitted:

Kroll Bond Rating Agency, LLC

If this DRP provides information relating to a "Yes" answer to Item 8A, describe the act(s) that was (were) committed or omitted; or the order(s) or finding(s); or the injunction(s) (provide the relevant statute(s) or regulation(s)) and provide jurisdiction(s) and date(s):

See Disclosure Reporting Page Appendix, which is attached and made a part of this disclosure.

If this DRP provides information relating to a "Yes" answer to Item 8B, describe the crime(s) and provide jurisdiction(s) and date(s):

N/A

If this DRP provides information relating to a "Yes" answer to Item 8C, attach the relevant Commission order(s) and provide the date(s):

N/A

KROLL BOND RATING AGENCY, LLC

Disclosure Reporting Page Appendix

I.   LACE Financial Corp. ("LACE"), the predecessor in interest to Kroll Bond Rating Agency, LLC ("KBRA") was acquired by KBRA Holdings, LLC (formerly known as Kroll Bond Ratings, Inc.) ("Kroll") on August 23, 2010. In connection with events that preceded Kroll's acquisition of LACE, on September 2, 2010, the Securities and Exchange Commission ("Commission") ordered that LACE be censured, and that LACE and LACE's founder and former president (collectively, "Respondents") cease and desist from committing or causing any violations and any future violations of Sections 15E(a)(1), 15E(h)(1), 15E(k), and 17(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rules 17g-1, 17g-2, 17g-3, and 17g-5 thereunder. Without admitting or denying the Commission's findings, Respondents consented to the entry of the orders, and LACE agreed to pay a civil money penalty in the amount of $20,000.

II.   On September 29, 2020, the Commission ordered that KBRA be censured, and that KBRA cease and desist from committing or causing any violations and future violations of Section 15E(c)(3)(A) of the Exchange Act. Without admitting or denying the Commission's findings, KBRA consented to the entry of the order, agreed to perform certain undertakings, and agreed to pay to the Commission a civil money penalty in the amount of $1,250,000.

III.   On September 29, 2020, the Commission ordered that KBRA be censured, and that KBRA cease and desist from committing or causing any violations and any future violations of Rule 17g-8(b)(1) of the Exchange Act. Without admitting or denying the Commission's findings, KBRA consented to the entry of the order, agreed to perform certain undertakings, and agreed to pay a disgorgement of $160,000, prejudgment interest of $4,836.33, and a civil money penalty of $600,000.

IV.   On September 29, 2023, the Commission ordered that KBRA be censured, and that KBRA cease and desist from committing or causing any violations and any future violations of Section 17(a)(1) of the Exchange Act and Rule 17g-2(b)(7) thereunder. By admitting to the Commission's findings, KBRA consented to the entry of the order, agreed to perform certain undertakings, and agreed to pay a civil money penalty of $4,000,000.

KBRA 2024 NRSRO-000080